EXHIBIT 3. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of results of operations and financial condition is based upon and should be read in conjunction with Kroll-O'Gara's Consolidated Financial Statements and Notes. As a result of the acquisitions made by Kroll-O'Gara in 1997 and 1998 (see below), financial results from period-to-period may lack comparability. Additionally, effective December 31, 1998, Kroll-O'Gara established the Information Security Group and, on April 28, 1999, the Board of Directors approved a plan to discontinue operations of the Voice and Data Communications Group. Historical revenue amounts have been reclassified to conform to the current categories.

GENERAL

     Kroll-O'Gara is a leading global provider of a broad range of specialized products and services that are designed to provide solutions to a variety of security needs. Kroll-O'Gara reports its revenue from continuing operations through three groups. The Security Products and Services Group markets ballistic and blast protected vehicles and security services and the Investigations and Intelligence Group offers business intelligence and investigation services. With the acquisition of Securify Inc., Kroll-O'Gara established a new Information Security Group. The Information Security Group offers information and computer security services, including network and system security review and repair. On April 28, 1999, Kroll-O'Gara's Board of Directors approved a formal plan to discontinue operations of the Voice and Data Communications Group. Accordingly, these operations have been reclassified and reported as discontinued operations.

     On May 5, 1998, Kroll-O'Gara completed a public offering ("the Offering") of 3,200,000 shares of its common stock at $20.50 per share, resulting in net proceeds to Kroll-O'Gara of $60.4 million. A portion of the net proceeds was used to repay $14.8 million of indebtedness, with the balance available for potential acquisitions, working capital and other general corporate purposes. In addition to the shares sold by Kroll-O'Gara, certain shareholders sold 1,860,000 shares of Kroll-O'Gara common stock in conjunction with the Offering. The Offering followed Kroll-O'Gara's initial public offering, which was completed on November 15, 1996 and resulted in the issuance of 2,048,000 shares of common stock.

     Merger with Kroll Holdings. The merger with Kroll Holdings, Inc. was completed on December 1, 1997. In the Kroll Holdings merger, 6,098,561 shares of common stock were issued and an aggregate of $14.5 million in outstanding indebtedness of Kroll Holdings was repaid. Approximately 550,000 additional shares of Kroll-O'Gara common stock were reserved for issuance upon the exercise of options held by Kroll Holdings employees, which were assumed by Kroll-O'Gara.

     Other Acquisitions. Kroll-O'Gara has pursued a strategy of aggressive growth and has completed numerous other acquisitions in 1997 and 1998, some of which have been accounted for as poolings of interest and others of which have been accounted for as purchases. These acquisitions are listed in the chart which follows.

POOLINGS(1)


  COMPANY                      BUSINESS                    GROUP                 DATE ACQUIRED             PRICE
  -------                      --------                    -----                 -------------             -----
Laboratory                   Drug testing              Investigations and       December 7, 1998      1,209,053 shares
Specialists of                                         Intelligence
America, Inc.(2)
Securify Inc.                Information security      Information Security     December 31, 1998     1,430,936 shares
                             services
Schiff & Associates,         Security architectural    Investigations and       December 31, 1998       169,521 shares
Inc.                         services                  Intelligence


PURCHASES(3)


  COMPANY                       BUSINESS                   GROUP                DATE ACQUIRED             PRICE
  -------                       --------                   -----                -------------             -----
Labbe, S.A.                  Armors commercial         Security Products        January 1, 1997    $10.7 million in cash
                             vehicles and builds       and Services                                and 376,597 shares
                             truck bodies in France

Next Destination,            Distributes high          Voice and Data           February 1, 1997   170,234 shares
Limited                      technology products for   Communications                              $1.6 million in
                             the global positioning                                                financing
                             satellite and satellite
                             communications markets

International                Advanced security         Security Products        March 1, 1997      $0.5 million in cash,
Training,                    training                  and Services                                68,086 shares and $1.2
Incorporated                                                                                       million in financing

ZAO IMEA                     Armors cash-in transit    Security Products        December 1, 1997   $0.6 million in cash
                             vehicles and distributes  and Services                                and 138,889 shares
                             commercial bank
                             equipment in Russia

Corplex, Inc.                Investigative and         Investigations and       March 1, 1998      29,207 shares
                             executive protection      Intelligence
                             services

Lindquist Avey               Forensic and              Investigations and       June 1, 1998       $4.7 million in cash
MacDonald                    investigative accounting  Intelligence                                and 278,340 shares
Baskerville, Inc.            services; headquartered
                             in Canada

Kizorek, Inc.                Video surveillance        Investigations and       July 1, 1998       $0.8 million in cash
                             services                  Intelligence                                and 352,381 shares

Protec S.A.                  Armors cars in Colombia   Security Products        September 30,      $3.2 million in cash
                                                       and Services             1998               and 38,788 shares

Holder Associates,           Security services in      Investigations and       October 1, 1998    $4.5 million in cash
S.A.                         Argentina                 Intelligence                                and 46,287 shares

Fact Finders Limited         Investigates              Investigations and       November 1, 1998   $3.2 million in cash,
                             intellectual property     Intelligence                                plus a 3-year earn-
                             infringement cases in                                                 out based on profits
                             Hong Kong and the
                             Peoples Republic of
                             China

(1) Pooling of interest accounting requires the restating of all prior period consolidated financial information as though the acquired entity had always been a part of Kroll-O'Gara.

(2) In 1997 and 1998 Laboratory Specialists paid a total of approximately $5.9 million to acquire customer lists and related assets from Pathology Laboratories, Ltd., Harrison Laboratories, Inc., Accu-Path Medical Laboratory, Inc., and TOXWORX Laboratories, Inc.

(3) Kroll-O'Gara's consolidated financial statements include the reported results of each entity from its effective date of acquisition forward.

     On June 16, 1999, Kroll-O'Gara acquired all of the capital stock of Background America, Inc. of Nashville, Tennessee, in exchange for approximately 899,243 shares of Kroll-O'Gara common stock. Background America provides background investigation services to government, corporate, not-for-profit, professional and other clients. The transaction was accounted for as a pooling of interests. Background America's revenues are included in the Investigations and Intelligence Group.

     On March 1, 1999, Kroll-O'Gara acquired all of the capital stock of Financial Research, Inc. of Fort Washington, Pennsylvania, in exchange for 101,555 shares of Kroll-O'Gara common stock valued at approximately $3.3 million, or $32.49 per share. The acquisition has been accounted for as a pooling of interests. Financial Research provides business valuation and economic damage analysis services throughout the United States. It reports revenue through the Investigation and Intelligence Group.

     Revenue recognition. Kroll-O'Gara recognizes net sales from government and most commercial armoring contracts using the percentage-of-completion method calculated utilizing the cost-to-cost approach. Under this method, Kroll-O'Gara accrues estimated contract revenues based generally on the percentage that costs to date bear to total estimated costs and recognizes estimated contract losses in full when it becomes likely that a loss will occur. Accordingly, Kroll-O'Gara periodically reviews and revises contract revenues and total cost estimates as the work progresses and as change orders are approved. It reflects adjustments in contract revenues, based upon the percentage of completion, in the period when the estimates are revised. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract revenues, Kroll-O'Gara recognizes a credit or a charge against current earnings, which could be material. Contract costs include all direct material and labor costs, along with certain direct overhead costs related to contract production. Kroll-O'Gara records provisions for any estimated total contract losses on uncompleted contracts in the period in which it concludes that the losses will occur. Changes in estimated total contract costs result in revisions to contract revenue. The revisions are recognized when determined.

     Kroll-O'Gara recognizes revenue from investigative and intelligence services as the services are performed. It records either billed or unbilled accounts receivable based on case-by-case invoicing determinations.

     Kroll-O'Gara recognizes information security service revenues, which consist of consulting fees on information security projects, ratably over the period of the agreement or according to the completed contract method of accounting for contract revenues, depending on the nature of the agreement.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the items noted as a percentage of net sales:


                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1996     1997     1998
                                                              -----    -----    -----
Security products and services
  Commercial................................................   15.5%    32.1%    30.3%
  Military..................................................   34.4     22.7     23.5
Investigations and intelligence.............................   50.2     45.3     46.2
Information security........................................     --       --       --
                                                              -----    -----    -----
 Total net sales.................. .........................  100.0%   100.0%   100.0%
Cost of sales...............................................   71.3     66.8     64.5
                                                              -----    -----    -----
  Gross profit..............................................   28.7     33.2     35.5
Operating expenses:
  Selling and marketing.....................................    6.3      6.9      7.7
  General and administrative................................   17.2     17.3     16.4
  Asset impairment..........................................    0.1       --       --
  Merger related costs......................................     --      3.7      2.3
                                                              -----    -----    -----
Operating income............................................    5.1      5.2      9.1
Other income (expense):
  Interest expense..........................................   (1.9)    (2.5)    (1.7)
  Interest income...........................................    0.0      0.1      0.5
  Other, net................................................    0.2     (0.2)     0.1
                                                              -----    -----    -----
Income from continuing operations before provision for
  income taxes, extraordinary item and cumulative effect
  of accounting change......................................    3.4      2.5      8.0
Provision for income taxes..................................    0.2      1.7      2.9
                                                              -----    -----    -----
Income from continuing operations before extraordinary item
  and cumulative effect of accounting change................    3.2      0.8      5.2
Income (loss) from operations of discontinued Voice and Data
  Communications Group, net.... ........................ ...    0.2     (0.2)    (0.5)
Loss from operations and disposal of discontinued clinical
  business, net of tax......................................   (0.8)      --       --
                                                              -----    -----    -----
Income before extraordinary item and cumulative effect of
  accounting change.........................................    2.6      0.7      4.6
Extraordinary item..........................................     --     (0.1)      --
Cumulative effect of accounting change......................     --     (0.2)      --
                                                              -----    -----    -----
Net income..................................................    2.6%     0.4%     4.6%
                                                              =====    =====    =====

1998 COMPARED TO 1997

      Net Sales. Net sales for the year ended December 31, 1998 increased $61.7 million, or 32%, from $192.9 million in 1997 to $254.5 million in 1998.

     Security Products and Services Group. For the year ended December 31, net sales for the Security Products and Services Group increased $31.3 million, or 30%, from $105.6 million in 1997 to $136.8 million in 1998. The increase includes net sales of commercial products and security services, which increased $15.2 million, or 25%, from $61.8 million in 1997 to $77.0 million in 1998. The increase in commercial net sales was primarily due to continued growth in Kroll-O'Gara's international armoring divisions. During 1996, 1997 and 1998, Kroll-O'Gara initiated start-up armoring operations in Mexico, Brazil and the Philippines, and acquired Labbe, IMEA and the assets of Protec. Kroll-O'Gara will continue its efforts to expand the operations of its existing foreign subsidiaries along with evaluating new acquisition opportunities and opportunities for entry into new markets.

     Increases in net sales for security services also contributed to the increase in commercial net sales for the Security Products and Services Group. Net sales of these services increased $2.1 million, or 29%, for the year ended December 31, 1998 in comparison with 1997.

     Net sales for the Security Products and Services Group include sales of military products and services, which increased $16.1 million, or 37%, from $43.7 million in 1997 to $59.8 million in 1998. In April 1998, Kroll-O'Gara began work on a new contract with the U.S. Military to supply 738 Up-Armored HMMWVs to the U.S. Army and the U.S. Air Force (the "738 Contract"). Production on Kroll-O'Gara's previous contract with the U.S. Military for 360 Up-Armored HMMWVs continued through July 1998. The combination of production on the two contracts was a factor in the increase in net sales. Currently, HMMWV production is based only on the 738 Contract.

     The U.S. Air Force has dictated an aggressive delivery schedule for the 738 Contract. This delivery schedule required Kroll-O'Gara to maintain an increased level of production in 1998 for the Up-Armored HMMWV in comparison with production levels in previous periods. Management expects the level of production and net sales in 1999 to more nearly approximate those of 1997.

     Investigations and Intelligence Group. For the year ended December 31, net sales for the Investigations and Intelligence Group increased $30.3 million, or 35%, from $87.3 million in 1997 to $117.6 million in 1998. The increases in 1998 were primarily due to the inclusion of net sales from the acquisitions of Lindquist Avey, InPhoto, Corplex, Fact Finders, and Holder. Excluding net sales reported by these acquired entities, net sales for the Investigations and Intelligence Group would have been $98.2 million for the year ended December 31, 1998, in comparison with $87.3 million for the year ended December 31, 1997, an increase of 12%.

     The increase in net sales without acquisitions in the Investigations and Intelligence Group was the result of an internal growth plan carried out by the Group in 1998. During the year, the Investigations and Intelligence Group opened offices in Dallas, Boston, Houston and Mexico City. The internal growth plan will continue in 1999, with the Group seeking additional markets for its products, both domestic and foreign.

     Information Security Group. The Information Security Group initiated operations in 1998, recording net sales of $0.1 million. Management expects the Information Security Group's product offerings to result in significantly higher Group sales in 1999.

     COST OF SALES AND GROSS PROFIT. For the year ended December 31, cost of sales increased $35.4 million, or 28%, from $128.9 million in 1997 to $164.3 million in 1998. The increase in cost of sales was due to the increased level of business activity experienced in 1998. Gross profit as a percentage of net sales was 33.2% and 35.5% for 1997 and 1998, respectively. This increase is primarily due to an increase in gross profit as a percent of net sales experienced in the Investigations and Intelligence Group. This increase, approximately 5 percentage points, was due to high margin engagements booked during the year which are historically infrequent in nature.

     The gross profit percents for the Security Products and Services Group were 28.5% and 28.4% in 1998 and 1997, respectively.

     Because the high margin engagements booked in 1998 are historically infrequent, management does not expect to maintain the level of gross profit as a percent of net sales reflected in the results of the Investigations and Intelligence Group for the year ended December 31, 1998. As always, the gross profit percent will vary on the mix of sales from the three groups. Kroll-O'Gara historically has experienced its highest levels of gross profit as a percent of net sales in the Investigations and Intelligence Group.

As revenue from the Investigations and Intelligence Group increases as a percent of total net sales, the gross profit percent should increase as well.

     OPERATING EXPENSES. Operating expenses for the year ended December 31, 1998, increased $13.0 million, or 24%, to $67.0 million from $54.0 million for the same period in 1997. Included in operating expenses in 1997 were approximately $7.2 million in expenses related to the merger with Kroll Holdings. In 1998, Kroll-O'Gara recorded approximately $5.7 million in merger related expenses associated with the Laboratory Specialists, Schiff, Securify and Background America mergers.

     Before merger related expenses, operating expenses increased $14.5 million, or 31%, from $46.8 million in 1997 to $61.3 million in 1998. The increase was primarily attributable to an increase in the level of personnel and professional services required to administer the growth experienced by Kroll-O'Gara in 1998.

     As a percent of net sales, operating expenses, before merger related costs, were 24.2% in 1997 and 24.1% in 1998. As a result of investments made by Kroll-O'Gara in facilities and personnel in previous periods, Kroll-O'Gara did not require additional commitments of fixed cost relative to the level of net sales in 1998. As sales increase further, Kroll-O'Gara will be required to commit additional amounts of fixed cost to secure increased incremental net sales.

     INTEREST EXPENSE. Interest expense for the year ended December 31, 1998 decreased $0.5 million, or 10%, to $4.4 million, compared to $4.9 million in 1997. With the completion of the Offering, a significant portion of Kroll-O'Gara's indebtedness was repaid (approximately $14.8 million). As a result, Kroll-O'Gara experienced lower interest expense starting in the third quarter of 1998 and expects interest expense to be lower in comparison with periods prior to that offering.

     On May 30, 1997, Kroll-O'Gara entered into an agreement with institutional investors to issue and sell $35.0 million worth of Senior Notes. This agreement contained a provision for a reduction of the interest rate if specified criteria were met. Kroll-O'Gara complied with the criteria and the step down of rates commenced in the second quarter of 1998. The reduction, which changed the interest rate from 9.56% to 8.56%, contributed to the decrease in interest expense in 1998.

     INTEREST INCOME. Interest income for the year ended December 31, 1998 increased $1.1 million, or 636%, to $1.3 million, compared to $0.2 million in 1997. Net proceeds of the Offering that were not used to repay debt were invested in short-term instruments with maturities of three months or less. The return on these investments was responsible for the increase in interest income in 1998. Management anticipates that it will continue to have funds available for investment in the foreseeable future. As a result, Kroll-O'Gara anticipates it will continue to experience higher levels of interest income in 1999 in comparison with periods prior to the Offering.

     PROVISION FOR INCOME TAXES. The provision for income taxes was $7.4 million for the year ended December 31, 1998 in comparison with $3.3 million for the same period in 1997. The effective tax rates for the periods were 68% in 1997 and 36% in 1998. In 1997, Kroll-O'Gara booked taxes at an effective rate significantly higher than it had previously experienced largely due to the non-deductibility of some of the merger related expenses incurred in the period. In 1998, Kroll-O'Gara determined that certain of the Kroll Holdings merger expenses qualified for future deductibility which favorably impacted the effective tax rate in 1998.

     In addition, the 1998 tax provision also reflects the favorable impact of foreign locations with statutory tax rates at levels below U.S. tax rates and the reversal of the valuation allowance related to certain foreign net operating loss carryforwards. Management expects the effective tax rate to be approximately 40% in 1999.

     DISCONTINUED OPERATIONS. The loss from operations of the discontinued Voice and Data Communications Group increased $1.0 million from $0.3 million in 1997 to $1.3 million in 1998. This increase was due to increased operating expenses, primarily selling expenses, to support expected revenue growth in 1998. Revenue growth did not occur in 1998 and sales levels remained consistent with the 1997 levels. Due to the uncertainty surrounding the future realizability of the tax benefit associated with the Voice and Data Communication Group's losses, management concluded that a valuation allowance for the entire tax benefit was required in both 1997 and 1998. No provision was made for a loss on disposal of the business as management expects proceeds from the sale of this business to cover Kroll-O'Gara's investment in net assets as well as any costs incurred to sell the business.

     NET INCOME. Net income increased $11.1 million, or 1,560%, from $0.7 million in 1997 to $11.8 million in 1998. The increase was due primarily to a $26.3 million increase in gross profit, offset by $13.0 million in increased operating expenses and an increased provision for income taxes, as discussed above.

1997 COMPARED TO 1996

     NET SALES. Net sales increased $34.0 million, or 21%, from $158.9 million in 1996 to $192.9 million in 1997. The primary reasons for this change were the acquisitions made in Kroll-O'Gara's Security Products and Services Group in 1997.

     Security Products and Services Group. Net sales for the Security Products and Services Group increased $26.4 million, or 33%, from $79.2 million in 1996 to $105.6 million in 1997.

     The Group's net sales for 1997 from commercial products and security services were $61.8 million, an increase of $37.3 million, or 152%, over 1996. This increase was due to several factors, including primarily the incorporation of net sales from Labbe and International Training in the Groups' results. Excluding acquisitions, net sales from commercial products and services increased $12.7 million, or 52%. Kroll-O'Gara experienced significant growth in its Brazilian and Mexican armoring subsidiaries. With the purchase of IMEA and the initiation of a start-up armoring operation in the Philippines, the Security Products and Services Group continued its expansion in existing and new markets.

     In 1996, the U.S. Military requested accelerated production of Up-Armored HMMWV's. This resulted in net sales of $54.6 million in 1996. Military net sales returned to a non-accelerated level in 1997, resulting in net sales from military products decreasing by $10.9 million, or 20%, to $43.7 million in 1997.

     Investigations and Intelligence Group. Net sales for the Investigations and Intelligence Group increased $7.6 million, or 9%, from $79.8 million in 1996 to $87.3 million in 1997. This increase was primarily due to an increase in specimens analyzed by Laboratory Specialists, Kroll-O'Gara's drug testing subsidiary. The increase in specimens analyzed was due to asset purchases made in early 1997, along with additional accounts obtained through normal sales and marketing efforts.

     Most of the revenue reported by the Investigations and Intelligence Group is generated by Kroll Holdings. Throughout 1997, Kroll Holdings was actively involved in various strategic discussions that contemplated the sale of the company. Pending the outcome of the discussions, Kroll Holdings delayed implementation of its internal growth plans. In addition, uncertainties surrounding the outcome of the discussions resulted in the departure of some managers at Kroll Holdings prior to the Kroll Holdings merger. Finally, in connection with the Kroll Holdings merger and in an effort to improve its cost structure, Kroll-O'Gara reduced personnel in some markets. As a result, revenue growth at Kroll Holdings was flat in comparison with 1996.

     COST OF SALES AND GROSS PROFIT. Cost of sales increased $15.6 million, or 14%, from $113.3 million in 1996 to $128.9 million in 1997. The increase in cost of sales was due to increases in Kroll-O'Gara's level of business activity as a result of the acquisitions made in 1997.

     Security Products and Services Group. Gross profit as a percentage of net sales for the Security Products and Services Group improved from 25.8% in 1996 to 28.4% in 1997. As revenues and costs are recognized using the percentage-of-completion method of accounting, actual cost and gross profit may be revised from previously estimated amounts. Historically Kroll-O'Gara has experienced a higher gross profit percent related to net sales of commercial armoring products in comparison with those of military armoring products. In the future, Kroll-O'Gara expects to increase its percentage of sales from commercial armoring products.

     Investigations and Intelligence Group. Gross profit as a percent of net sales for the Investigations and Intelligence Group increased from 31.6% in 1996 to 38.9% in 1997. Gross profit percent in 1996 was unfavorably affected by a write-off of $5.0 million in uncollectible accounts receivable relating to services provided in earlier periods. Without the write-off, the gross profit percentages would have been comparable between periods.

     OPERATING EXPENSES. Excluding expenses of $7.2 million related to the Kroll Holdings merger, operating expenses increased $9.3 million, or 25%, from $37.5 million in 1996 to $46.8 million in 1997. The $7.2 million in expenses related to the Kroll Holdings merger consisted of approximately $4.6 million in professional fees and expenses and approximately $2.6 million relating to the integration of the operations of the two companies. Included in the integration expenses were bonuses paid to key employees as incentives to remain with Kroll-O'Gara and severance payments made to employees who left Kroll-O'Gara in connection with the merger. Also included was a charge made as a result of the acceleration of the vesting of shares of restricted Kroll Holdings stock immediately prior to the merger. All of the costs related to the Kroll Holdings merger were recognized in 1997 and will have no effect on the earnings of Kroll-O'Gara in future periods.

     Of the $9.3 million increase in operating expenses, exclusive of expenses related to the Kroll Holdings merger, $2.9 million was attributable to the inclusion of operations from the acquisitions made in 1997. The remaining increase in operating expenses reflects Kroll-O'Gara's efforts to expand into new markets, both in the Security Products and Services Group and the Investigations and Intelligence Group. Excluding expenses related to the Kroll Holdings merger, operating expenses as a percent of net sales stayed essentially consistent between the periods at 24.2% in 1997 and 23.6% in 1996.

     Prior to the Kroll Holdings merger, Kroll Holdings was involved in merger discussions with Choicepoint, Inc., then a subsidiary of Equifax, Inc. Choicepoint and Kroll Holdings did not reach a final agreement, and as result did not consummate the transaction. Approximately $0.5 million of professional fees associated with the Choicepoint transaction are included in Kroll-O'Gara's operating expenses in 1997.

     INTEREST EXPENSE. Interest expense for 1997 increased $1.9 million, or 63%, to $4.9 million, compared to $3.0 million in 1996. The increase in 1997 was the result of increased borrowing to finance Kroll-O'Gara's 1997 acquisitions. Kroll-O'Gara retired a portion of its debt with proceeds from the Offering.

     OTHER, NET. Other income (expense), net decreased from $0.3 million of income in 1996 to ($0.3) million in expense in 1997. The change was primarily due to an increase in foreign currency translation losses recognized in 1997.

     PROVISION FOR INCOME TAXES. The provision for income taxes increased from $0.4 million in 1996 to $3.3 million in 1997. Kroll-O'Gara's O'Gara-Hess & Eisenhardt Armoring Company ("OHE") subsidiary did not book a tax provision for the first ten months of 1996 due to OHE's S Corporation status, which was terminated on October 28, 1996 in conjunction with a reorganization in advance of Kroll-O'Gara's initial public offering.

     Kroll-O'Gara incurred taxes at the effective rate of 68% in 1997 due to the non-deductibility of expenses related to the Kroll Holdings merger in the period and the impact of foreign and some domestic losses for which no benefit can be provided.

     CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE. Kroll-O'Gara had previously capitalized costs related to the reengineering of some of its information systems. The capitalized amount, approximately $0.6 million before tax, was expensed in 1997 in accordance with Emerging Issues Task Force No. 97-13 "Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation." The amount expensed is shown net of applicable tax benefit of $0.2 million.

     DISCONTINUED OPERATIONS. In connection with the acquisition of National Psychopharmacology Laboratory, Inc. Kroll-O'Gara's Laboratory Specialists subsidiary attempted to sell the clinical testing and analysis lines of business of National Psychopharmacology without success. In the fourth quarter of 1996, Laboratory Specialists discontinued these operations resulting in a loss from the discontinued operation of $0.5 million and a loss on the disposal of $0.8 million, after giving effect to tax benefits of $0.3 million and $0.5 million, respectively.

     In 1997, the loss from operations related to the discontinued Voice and Data Communications Group was $0.3 million compared to income from operations of this business in 1996 of $0.3 million. The $0.6 million decrease was directly related to an increase in interest and amortization expense as a result of the acquisition of Next Destination in February 1997. No tax provision was provided for in 1996 due to the S corporation status of OHE described above. Due to the uncertainty surrounding the future realizability of the tax benefit associated with the Voice and Data Communications Group's loss in 1997, management concluded that a valuation allowance for the entire tax benefit was required.

         NET INCOME. Net income decreased $3.4 million, or 83%, from $4.1 million in 1996 to $0.7 million in 1997. This decrease was due primarily to increased operating expenses of $9.3 million, $7.2 million in merger expenses, $1.9 million in interest expense and an increased provision for income taxes of $2.9 million, offset in part by increased gross profit of $18.3 million, as discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     General. Kroll-O'Gara historically has met its operating cash needs by utilizing borrowings under its credit arrangements and net proceeds from public offerings to supplement cash provided by operations, excluding non-cash charges such as depreciation and amortization.

     Credit Facility. On June 25, 1999, Kroll-O'Gara amended and restated its credit agreement with KeyBank National Association to provide for a revolving line of credit of $25 million and a letter of credit facility of approximately $7.6 million which matures on May 31, 2000. Advances under the revolving credit facility bear interest at rates ranging from prime less 1.75% to prime, or, at Kroll-O'Gara's option, LIBOR plus .75% to LIBOR plus 1.75%, dependent upon a defined financial ratio. The credit agreement includes financial covenants which, among other restrictions, require the maintenance of certain financial ratios, including interest coverage and net worth, and impose limitations on goodwill, additional indebtedness and capital expenditures. Kroll-O'Gara was in compliance with these financial covenants as of September 30, 1999. Borrowings under this line of credit were approximately $18.9 million at September 30, 1999.

     The remaining proceeds from the Offering along with the unused capacity on the revolving line of credit will be sufficient to fund the working capital needs of Kroll-O'Gara for the next twelve months. In addition, Kroll-O'Gara expects to have proceeds available upon the sale of its Voice and Data Communications Group.

     Cash flows from operating activities. Operating activities used $11.4 million in net cash for the year ended December 31, 1998 in comparison with $9.7 million in net cash provided by operating activities in 1997. Since the inception of Kroll-O'Gara's contract with the U.S. Government to armor the HMMWV through the time of the merger with Kroll Holdings and the acquisitions completed in 1997 and the first quarter of 1998, Kroll-O'Gara was designated a Small Business according to U.S. Government procurement regulations. Thereafter, Kroll-O'Gara's designation was changed to Large Business for government procurement purposes.

     The change in designation affects progress payments made by the government to Kroll-O'Gara over the course of a contract, and Kroll-O'Gara's cash flow, in two ways. First, the progress payments are determined using a smaller percentage of total cost committed than before. Second, Kroll-O'Gara is reimbursed for vendor invoices paid instead of expenses incurred. Although these changes will not affect the total amount ultimately collected, they defer some of the amounts previously included as part of a progress payment until the vehicles are delivered.

     The majority of these adjustments to the way Kroll-O'Gara is reimbursed for its military business were applied to the HMMWV contracts in 1998. This resulted in a significant increase in the balance of Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts and its related effect on cash flows from operating activities.

     Kroll-O'Gara will continue to absorb the effect of the change in procurement designation throughout the life of the HMMWV contract. Although there will be no effect on Cash Flows from Operating Activities on a cumulative basis, the change in payment terms will impact accounts receivable and Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts from period-to-period.

     Also, Kroll-O'Gara's level of accounts receivable was higher in 1998 compared to 1997 due to the increased level of business activity experienced in 1998. Additionally, due to provisions of the purchase agreement, Kroll-O'Gara did not record any accounts receivable on the opening balance sheet in connection with the acquisition of Lindquist Avey. As of December 31, 1998, Lindquist Avey had approximately $2.8 million recorded in accounts receivable, helping to explain the significant amount of cash used by changes in accounts receivable.

     Cash flows from investing activities. Historically, Kroll-O'Gara has limited its capital expenditure requirements by leasing certain assets. Capital expenditures totaled $7.4 million for the year ended December 31, 1998, and $6.0 million for the same period in 1997. Additions to databases totaled $4.2 million and $3.9 million for the years ended December 31, 1998 and 1997, respectively.

     The levels of capital expenditures are in excess of the amounts permitted by the credit agreement between Kroll-O'Gara and KeyBank, due mainly to Kroll-O'Gara's mergers and acquisitions in 1998. KeyBank has provided Kroll-O'Gara a waiver from the requirements of this covenant.

     In addition to capital expenditures, 1997 investing activities included the acquisitions of Labbe, IMEA and International Training, which required a total cash outlay of $10.7 million, net of cash acquired. In 1998, the acquisitions of Lindquist Avey, InPhoto, Holder and Fact Finders as well as the assets of Protec, Pathology Laboratories, Accu-Path, Harrison Laboratories and TOXWORX Laboratories required cash of approximately $18.6 million, net of cash acquired. Management anticipates that, as Kroll-O'Gara continues to pursue strategic acquisitions, additional cash outlays will be required.

     Cash flows from financing activities. Net cash provided by financing activities was $58.0 million and $22.7 million for the years ended December 31, 1998 and 1997, respectively. Cash from financing activities in 1998 includes approximately $60.4 million in net proceeds from the Offering. In addition, Laboratory Specialists completed a private offering of its stock in June 1998 with proceeds of approximately $2.3 million. Approximately $14.8 million of the proceeds from these transactions was used to repay indebtedness of Kroll-O'Gara. The amounts not used to repay debt were invested in short-term instruments and are being used as necessary for acquisitions, working capital and other general corporate purposes.

     Cash flows from Financing Activities also include convertible preferred stock issued by Securify in 1998, which was converted to Kroll-O'Gara common stock in Kroll-O'Gara's acquisition of Securify. The net proceeds to Securify associated with these shares were approximately $5.5 million.

     Net cash provided by financing activities in 1997 largely reflects borrowing under the Senior Notes that was used to finance certain acquisitions and working capital requirements.

     Net cash used in discontinued operations was $5.3 million in 1997 compared with $1.8 million in 1998. Cash used in 1997 reflects increased working capital investments due to the acquisition of Next Destination in February 1997. Cash was used in 1998 primarily to fund the Voice and Data Communications Group's net loss.

      Foreign operations. Kroll-O'Gara attempts to mitigate the risks of doing business in foreign countries by separately incorporating its operations in those countries, maintaining reserves for credit losses, maintaining insurance on equipment to protect against losses related to political risks and terrorism, and using financial instruments to hedge Kroll-O'Gara's risk from translation gains and losses.

      Kroll-O'Gara utilizes derivative financial instruments, in the form of forward contracts, to hedge some of its exposure to foreign currency rate fluctuations. At December 31, 1998 eight such contracts, maturing between January 1999 and December 2000, were outstanding in connection with intercompany demand notes with Labbe and Lindquist Avey. These contracts are intended to hedge Kroll-O'Gara's exposure to deterioration in the amount outstanding due to changes in currency translation rates. The notional amount, together with amortized premium, and the fair market value associated with these forward contracts were $18.3 million and $0.9 million, respectively. Gains or losses on existing forward instruments are offset against the translation effects reflected in shareholders' equity. The fair value of forward contracts is not recognized in the consolidated financial statements since they are accounted for as hedges. Kroll-O'Gara does not hold or issue derivative financial instruments for trading purposes.

      Year 2000 Issues. Kroll-O'Gara has initiated a program to prepare for the year 2000. During 1997, Kroll-O'Gara began the process of replacing the enterprise systems at its two largest subsidiaries, both for the purpose of making the systems Year 2000 compliant and to enhance the information systems capabilities of these subsidiaries. One of the new systems became operational early in the third quarter of 1999 and the other is scheduled to be operational by the end of the fourth quarter of 1999.

      Additionally, Kroll-O'Gara is implementing a plan to prepare its remaining systems for Year 2000. Kroll-O'Gara has completed an inventory of all its computer software and embedded technology and has prepared a master database of all technology potentially impacted by the Year 2000 issue. In conjunction with outside consultants, Kroll-O'Gara now is in the process of acting to resolve any potential problems which were previously identified. Kroll-O'Gara anticipates that it will have taken all the necessary steps to ensure no interruption of services as a result of the Year 2000 issue by the end of the fourth quarter of 1999.

      Total Year 2000 compliance cost is estimated to be approximately $6.2 million, of which approximately $5.6 million relates to the acquisition of new enterprise systems and will be capitalized. The remaining approximately $0.6 million will be charged to expense over several reporting periods in accordance with established accounting pronouncements, and is not expected to be material to Kroll-O'Gara's results of operations or cash flows. Total costs paid relating to this plan as of September 30, 1999 were $6.0 million. There can be no assurance that the final costs of the Year 2000 program will not exceed current management estimates.

      Many of the operations of Kroll-O'Gara's largest revenue groups are manual. The manufacture of bullet resistant vehicles and some of the investigation and intelligence services provided by Kroll-O'Gara are not largely dependent on embedded technology. If, however, the databases of public records relied upon by the Investigations and Intelligence Group are not available due to lack of compliance with Year 2000, manual searches would be required, which would increase the cost and length of time as well as negatively affect the quality of investigations. Kroll-O'Gara is actively engaged in evaluating and confirming compliance in this area. Kroll-O'Gara has attempted to contact all of its key vendors to ascertain the state of their Year 2000 compliance. The majority of these vendors have responded and indicated that they are or on a timely basis will be compliant. Kroll-O'Gara is continuing its efforts to obtain assurances from those who have not yet responded.

      Kroll-O'Gara believes that its internal computer software and systems will not experience significant disruption in connection with Year 2000. However, there can be no assurance that third-party failures to resolve the Year 2000 issue will not have an adverse effect on Kroll-O'Gara. In particular, if Kroll-O'Gara's internal computer software and systems or those of one or more third parties experience any significant disruption in connection with the Year 2000 issue, the disruption could affect Kroll-O'Gara's ability to conduct business and may have a material adverse effect on operations and results.

      Quarterly fluctuations. Kroll-O'Gara's operations may fluctuate on a quarterly basis as a result of the timing of contract costs and revenues of its Security Products and Services Group, particularly from its military and governmental contracts which are generally awarded on a periodic and/or sporadic basis. Kroll-O'Gara generally does not have long-term contracts with its clients in its Investigations and Intelligence Group and its ability to generate net sales is dependant upon obtaining many new projects each year, most of which are of a relatively short duration. Period-to-period comparisons within a given year or between years may not be meaningful or indicative of operating results over a full fiscal year.

      Forward-looking Statements. This current report contains statements which Kroll-O'Gara believes are forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934. These statements are made particularly in this Management's Discussion and Analysis of Financial Condition and Results of Operations, but also appear elsewhere in this document. Forward-looking statements can be identified by the use of language such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. Kroll-O'Gara's results may differ materially from those in the forward-looking statements. Forward-looking statements are based on management's current views and assumptions, and involve risks and uncertainties that could significantly affect expected results. For example, operating results may be affected by a number of external factors such as actions of competitors, changes in laws and regulations, customer demand, effectiveness of programs, strategic relations, fluctuations in the cost and availability of resources, and foreign economic conditions, including currency rate fluctuations.